SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
CENTRAL PARKING CORPORATION
(Name of Issuer and Person Filing Statement)
Common Stock, $.01 par value
per share
(Title of Class of Securities)
154785 10 9
(CUSIP Number of Class of Securities)
Benjamin F. Parrish, Jr.
Senior Vice President and General Counsel
Central Parking Corporation
2401 21st Avenue South
Nashville, Tennessee 37212
(615) 297-4255
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Mark Manner
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238
(615) 256-0500
CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee
$73,700,000	$8,674.49

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 4,400,000 shares of common stock are purchased for $16.75 per share.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,674.49	Filing Party: Central Parking Corporation

Form or Registration No.: Schedule TO	Date Filed: August 12, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Central Parking Corporation, a Tennessee corporation (“Central Parking” or the “Company”), on August 12, 2005 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 4,400,000 shares of its Common Stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(l)(i) and (a)(l)(ii), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).
     The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     The Offer to Purchase is hereby amended and supplemented as follows:
     (1) The first sentence of the last paragraph on page 1 of the Offer to Purchase is hereby deleted and replaced by the following sentence:
     “We incorporate by reference the documents listed above.”

     (2) The last sentence of the last paragraph on page 2 of the Offer to Purchase is hereby deleted.
     (3) The second paragraph on Page 14 of the “Offer to Purchase” under the heading “Withdrawal Rights” is hereby amended by adding the following sentence at the end of such paragraph:
     “In the event a shareholder has submitted multiple Letters of Transmittal in order to tender shares at different prices, a separate notice of withdrawal must be submitted in accordance with the terms of this Offer with respect to each separate Letter of Transmittal in order for such withdrawals to be effective, as applicable.”
     (4) The first paragraph on Page 16 of the “Offer to Purchase” under the heading “Conditions of the Offer” is hereby amended by adding the following phrase after the words “and before we accept shares for payment”:
     “(provided, however, that we will not assert or waive such conditions after the Expiration Date)”.
     (5) The last paragraph on Page 17 of the “Offer to Purchase” under the heading “Conditions of the Offer” is hereby amended by deleting the phrase “(including any action or inaction on our part)” and replacing it with the following phrase:
     “(excluding any action or inaction on our part that is within our control)”.
     (6) The last paragraph on Page 17 of the “Offer to Purchase” under the heading “Conditions of the Offer” is hereby amended by inserting the phrase “up to the Expiration Date” after the phrase “from time to time”.
     (7) The first sentence of the first paragraph on Page 30 of the “Offer to Purchase” under the heading “U.S. Federal Income Tax Considerations” is hereby amended by deleting the words “is included for general information only and”.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL PARKING CORPORATION
By:	/s/ Benjamin F. Parrish, Jr.
Benjamin F. Parrish, Jr.
Senior Vice President and General Counsel

Dated: August 29, 2005

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(i)	Offer to Purchase, dated August 12, 2005.*

(a)(1)(ii)	Letter of Transmittal and instructions thereto.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Letter to Participants in the Central Parking Corporation 1996 Employee Stock Purchase Plan.*

(a)(2)	Letter to shareholders from Monroe J. Carell, Jr., Executive Chairman of Central Parking Corporation, dated August 12, 2005.*

(a)(5)(i)	Press release issued by Central Parking Corporation on August 11, 2005 (Incorporated by reference to Exhibit 99.1 on Form 8-K filed on August 12, 2005).

(a)(5)(ii)	Summary advertisement published in the Wall Street Journal on August 12, 2005.*

(b)(i)	Credit Agreement dated February 28, 2003, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 99.2 on Form 8-K filed on March 4, 2003).

(b)(ii)	First Amendment to Credit Agreement dated August 12, 2003, by Bank of America, N.A. and Central Parking Corporation. (Incorporated by reference to Exhibit 10.3 on Form 10-Q filed on August 14, 2003).

(b)(iii)	Second Amendment to the Credit Facility dated June 4, 2004 by Bank of America, N.A. and Central Parking Corporation (Incorporated by reference to Exhibit 10.1 on Form 10-Q filed on August 13, 2004).

(b)(iv)	Third Amendment to Credit Agreement dated January 25, 2005, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 10.1 on Form 10-Q filed on February 9, 2005).

(b)(v)	Fourth Amendment to Credit Agreement dated August 11, 2005, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 10.1 on Form 8-K filed on August 12, 2005).

(d)(i)	1995 Incentive and Nonqualified Stock Option Plan for Key Personnel (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement No. 33-95640 on Form S-1).

Exhibit
No.	Description
(d)(ii)	Amendment to the 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel increasing the number of shares licensed for issuance under the plan to 3,817,500 (Incorporated by reference to Exhibit 10.1 (b) of the Company’s Annual Report on Form 10-K for the year ended September 30, 2000).

(d)(iii)	Form of Option Agreement under Key Personnel Plan (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(iv)	1995 Restricted Stock Plan (Incorporated by reference to Exhibit 10.5.1 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(v)	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.5.2 to the Company’s Registration Statement No.33-95640 on Form S-1).

(d)(vi)	Monroe J. Carell, Jr. Revised Deferred Compensation Agreement, as amended (Incorporated by reference to Exhibit 10.1(f) to the Company’s Annual Report on Form 10-K/A filed on December 17, 2004).

(d)(vii)	Monroe J. Carell, Jr. Employment Agreement (Incorporated by reference to Exhibit 10.1(g) to the Company’s Annual Report on Form 10-K/A filed on December 17, 2004).

(d)(viii)	Performance Unit Agreement between Central Parking Corporation and James H. Bond (Incorporated by reference to Exhibit 10.11.1 to the Company’s Registration Statement No. 33-95640 on Form S-1.)

(d)(ix)	Modification of Performance Unit Agreement of James H. Bond (Incorporated by reference to Exhibit 10.1 (j) to the Company’s Annual Report on Form 10-K filed on December 27, 1997).

(d)(x)	Second modification of Performance Unit Agreement of James H. Bond (Incorporated by reference to Exhibit 10.1 (k) to the Company’s Report on Form 10-Q for the period ended March 31, 2001).

(d)(xi)	Deferred Stock Unit Plan (Incorporated by reference to Exhibit 10.1(n) to the Company’s Annual Report on Form 10-K filed on December 21, 2001).

(d)(xii)	James H. Bond Employment Agreement dated as of May 31, 2001 (Incorporated by reference to Exhibit 10.1(p) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xiii)	Emanuel J. Eads Employment Agreement dated as of October 1, 2000 (Incorporated by reference to Exhibit 10.1(q) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xiv)	Jeff L. Wolfe Employment Agreement dated as of October 1, 2000 (Incorporated by reference to Exhibit 10.1(s) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xv)	Form of Senior Executive Employment Agreement (Incorporated by reference to Exhibit 10.1(a) to the Company’s Annual Report on Form 10-K filed on December 24, 2003).

(d)(xvi)	1995 Nonqualified Stock Option Plan for Directors (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xvii)	Amendment to the 1995 Nonqualified Stock Option Plan for Directors increasing the number of shares reserved for issuance under the plan to 475,000 (Incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on December 21, 2001).

Exhibit
No.	Description
(d)(xviii)	Form of Option Agreement under Directors plan (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xix)	Indemnification Agreement for Monroe J. Carell, Jr. (Incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xx)	1996 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xxi)	Exchange Agreement between the Company and Monroe J. Carell, Jr. (Incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xxii)	Consulting Agreement dated as of February 12, 1998, by and between Central Parking Corporation and Lewis Katz (Incorporated by reference to Exhibit 10.20 of the Company’s Report on Form 10-K for the period ended September 30, 1999).

(d)(xxiii)	Shareholders’ Agreement and Agreement Not to Compete by and among Central Parking Corporation, Monroe J. Carell, Jr., Lewis Katz and Saul Schwartz dated as of February 12, 1998 (Incorporated by reference to Exhibit 10.23 of the Company’s Report on Form 10-K for the period ended September 30, 1999).

*	Previously filed on Schedule TO on August 12, 2005.